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                                                          Exhibit (d)(2)

Translation from the Hebrew
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                IRREVOCABLE LETTER OF INSTRUCTIONS TO THE TRUSTEE

To
Orly Tsioni, Adv.
Yigal Arnon & Co - Advocates and Notary
1 Azrieli Center
Tel Aviv 67021

Dear Miss,

I the undersigned, Aviv Tzidon, on behalf of a group of investors leaded by me which includes Aeronautics Defense Systems Ltd. and a company of the Singapore Technologies Group (hereinafter- "TZIDON"), hereby appoint Adv. Orly Tsioni (hereinafter- the "TRUSTEE"), to serve as a Trustee for the shareholders of BVR Systems (1998) Ltd. (hereinafter- the "COMPANY"), in connection with US$1,918,958, which constitute the consideration Tzidon undertook to pay to the shareholders of the Company as part of a tender offer to all the shareholders of the Company.

AS A TRUSTEE YOU SHALL ACT IN ACCORDANCE WITH THE FOLLOWING INSTRUCTIONS:

     1. On October 30, 2003 Tzidon deposited US$0.9 million and no later than November 5, 2003 Tzidon shall deposit an additional amount of US$1,018,958, and in the aggregate an amount equal to US$1,918,958 (hereinafter- the "TRUST AMOUNT") in a trust account under the name of Adv. Tsioni for the benefit of the shareholders of BVR Systems (1998) Ltd., in Bank Hapoalim, Azur Branch number 643, account number 192-832 (hereinafter- the "TRUST Account"). The Trust Account is a foreign currency account and the Trust Amount shall bear bank interest as customary.

     2. We hereby instruct you to pay out of the Trust Amount to all the shareholders of the Company that will accept the tender offer an amount of US$0.18 per share, subject to the provisions of the tender offer and the law.

     3. If after the publication of the tender offer and the last acceptance date of the offer there shall not be acceptance notices from shareholders holding at least 60% of the issued share capital of the Company we instruct you to return the Trust Amount including accrued interest to Tzidon.

     4. If the tender offer shall be completed and following payment of the entire consideration to the shareholders who accepted the tender offer, there shall remain a balance in the Trust Account, we instruct you to transfer to Tzidon the balance that shall remain in the Trust Account, if any.

     5. As a Trustee you shall not be liable for any damage and/or loss for any action or omission in connection with this Letter of Instructions, provided you shall act as a reasonable trustee. Tzidon undertakes to indemnify you

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          for any damage and/or expense and/or loss of any kind that may be caused to you as a result and/or outcome of the fulfillment of your duty as a reasonable trustee in accordance with this agreement, and upon your first demand.



            IN WITNESS HEREOF WE HAVE DULY SIGNED THIS LETTER AS OF
                         THE 30TH DAY OF OCTOBER 2003:




          (-)                                                (-)
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Aviv Tzidon                                     Aeronautics Defense Systems Ltd.


The Trustee by signing this Letter of Instructions accepts the position of Trustee and undertakes to faithfully comply with all instructions included herein.

         (-)
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Orly Tsioni, Adv.